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Sophia Hudson
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4762 tel 212 450 5800 fax sophia.hudson@davispolk.com

May 2, 2018
Re:	InflaRx N.V. Draft Registration Statement on Form F-1 Submitted April 23, 2018 CIK No. 0001708688 CONFIDENTIAL

Ms. Ada D. Sarmento

Ms. Erin Jaskot

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ada D. Sarmento and Ms. Erin Jaskot,

On behalf of our client, InflaRx N.V., a Dutch public company with limited liability (naamloze vennootschap) (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form F-1 (“Draft Registration Statement”) contained in the Staff’s letter dated May 1, 2018 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement (“Registration Statement”) and is publicly filing a revised Registration Statement together with this response letter.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. For convenience, the Staff’s comment is repeated below in italics, followed by a summary of the responsive action taken. Capitalized terms used but not defined herein are used herein as defined in the publicly filed Registration Statement.

Ms. Ada D. Sarmento Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	2	May 2, 2018

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that the number of shares offered by the company will be determined based on the public offering price per common share. Please revise your filing to disclose the number of shares of common stock to be offered. Please also tell us whether you will use the recent stock price listed on the prospectus cover page to determine the offering price of the common stock. If not, please include disclosure on the cover page indicating the method by which the offering price will be determined. For guidance concerning the disclosure of the principal amount of securities to be offered, please refer to Question 227.02 of the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations.

Response:	In response to the Staff’s comment, the Company has filed a revised Registration Statement disclosing the number of shares of common stock to be offered and revised the prospectus cover page to add the following sentence: “The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the recent market price used throughout this prospectus may not be indicative of the final offering price.”

Ms. Ada D. Sarmento Ms. Erin Jaskot Division of Corporation Finance U.S. Securities and Exchange Commission	3	May 2, 2018

Please do not hesitate to contact me at (212) 450-4762, (212) 450-5800 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ Sophia Hudson
Sophia Hudson

cc:	Via E-mail Niels Riedemann, Chief Executive Officer Arnd Christ, Chief Financial Officer InflaRx N.V.